Filed by Crane Harbor Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Crane Harbor Acquisition Corp.
Commission File No.: 001-42617

Set forth below is a social media post by Xanadu Quantum Technologies Limited (“Xanadu”), dated November 3, 2025 announcing the proposed business combination between Crane Harbor Acquisition Corp. (“CHAC”) and Xanadu.

We’re excited to announce that we’ve entered a definitive business combination agreement with Crane Harbor Acquisition Corp., setting the stage to list on the Toronto Stock Exchange and NASDAQ! This is the initial step in becoming the first publicly traded, pure-play photonic computing company in history.

Xanadu was formed in 2016 with a mission to build quantum computers that are useful and available to people everywhere. This transaction will provide us with the capital necessary to accelerate that mission.

We believe quantum computing represents the next major technological breakthrough, and we’re thrilled to continue building on years of momentum.

For the full details on this announcement, see the announcement here.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to the shareholders of CHAC for their consideration. Newco intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to CHAC’s shareholders in connection with CHAC’s solicitation of proxies for the vote by CHAC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to CHAC’s shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, CHAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Newco and/or CHAC in connection with the proposed transaction, as these documents will contain important information about Newco, CHAC, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Newco and/or CHAC with the SEC, without charge, at the SEC’s website located at www.sec.gov, on CHAC’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Xanadu to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and CHAC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the Combined Company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the Combined Company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the Combined Company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Newco, CHAC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and CHAC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or CHAC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and CHAC on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or CHAC’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in CHAC is not an investment in any of CHAC’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of CHAC, which may differ materially from the performance of CHAC’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newco, CHAC, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CHAC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CHAC’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Newco with the SEC. You can find more information about CHAC’s directors and executive officers in CHAC’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the Quarterly Reports on Form 10-Q filed by CHAC with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offence.

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